Brian Lenz

Executive Vice President and Chief Financial Officer

ADMA Biologics, Inc.
465 State Route 17

Ramsey, NJ 07446

October 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	ADMA Biologics, Inc. Registration Statement on Form S-3 File No. 333-234107

Dear Ms. Sarmento:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced registration statement on Form S-3 (the “Registration Statement”) of ADMA Biologics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 15, 2019, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling David C. Schwartz, Esq. at 609.919.6680.

Very truly yours,

ADMA Biologics, Inc.

By:	/s/ Brian Lenz
Brian Lenz
Executive Vice President and Chief Financial Officer

CC:	David C. Schwartz, Esq., Morgan, Lewis & Bockius LLP